UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Swinging Pig Productions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
870780103
(CUSIP Number)
Peter G. Geddes 15828 Ventura Boulevard, Suite 213 Encino, California 91436 (949) 436-5530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Peter G. Geddes

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7.	Sole Voting Power 154,000
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 154,000
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 7.1%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the $.001 par value common stock of Swinging Pig Productions, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 36 Twinberry, Aliso Viejo, California 92656.

Item 2. Identity and Background

(a)	Name:	Peter G. Geddes

(b)	Business Address:	15828 Ventura Boulevard, Suite 213, Encino, California 91436

(c)	Present Principal Occupation:	Investor

(d)	Disclosure of Criminal Proceedings:	Mr. Geddes has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Geddes has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Geddes is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

On August 26, 2011, Mr. Geddes purchased 92,000 shares of Issuer’s common stock for the purchase price of $23,000 or $0.25 per share.

The funds used by Mr. Geddes to purchase the shares were personal funds of Mr. Geddes.

Item 4. Purpose of Transaction

The purpose of the acquisition of shares described in Item 3 above by Mr. Geddes was for investment purposes.

Item 5. Interest in Securities of the Issuer

Mr. Geddes beneficially owns an aggregate of 154,000 shares of the Issuer’s common stock as follows:

(a) Mr. Geddes directly and personally owns 154,000 shares of the Issuer’s common stock which comprises 7.1% of the Issuer’s total issued and outstanding shares.

(b) Mr. Geddes has sole voting and dispositive power as to the 154,000 shares he owns directly.

(c) Other than as described in Item 3 above, Mr. Geddes has not effected any transaction in the shares of the Issuer’s common stock in the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2011

/s/ Peter G. Geddes
Peter G. Geddes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)